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                          April 22, 2024

       Adam Sullivan
       President and Chief Executive Officer
       Core Scientific, Inc.
       838 Walker Road, Suite 21-2105
       Dover, DE 19904

                                                        Re: Core Scientific,
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed on April 15,
2024
                                                            File No. 333-278676

       Dear Adam Sullivan:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Lulu
Cheng at 202-551-3811 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Crypto Assets
       cc:                                              Robert Ryan